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             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                  0-22155

                               FORM 10-KSB                       CUSIP NUMBER
                                                                 0453224 10 7
                     For Period Ended: May 31, 1997

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                          IN-HOUSE REHAB CORPORATION
                          --------------------------
                            Full Name of Registrant

                              Not Applicable
                         -------------------------
                         Former Name if Applicable

                      325 West Main Street, Suite 1400B
         --------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                           Louisville, Kentucky  40202
                          ----------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company has been obtaining and evaluating information to resolve certain accounting and reporting issues and finalize its financial statements, but has been unable to do so in sufficient time to finalize the Form 10-KSB by the current due date.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Nicole D. Perry               502/568-8923
               ---------------        -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

     If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report net income of approximately $1,100,000 for the year ended May 31, 1997, as compared to net income of $394,000 during the year ended May 31, 1996. The increase in net income is due to the addition of new service contracts and acquisitions made during the current year.

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                       IN-HOUSE REHAB CORPORATION
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
                                     IN-HOUSE REHAB CORPORATION

                                     By/s/ Nicole D. Perry
                                       Nicole D. Perry, Vice President of
                                       Finance
Date: August 29, 1997
[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]